UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 40-F/A

[X]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________	Commission File Number __________________

________________

KLONDEX MINES LTD.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

1055 West Hastings St., Suite 2200
Vancouver, BC
Canada V6E 2E9
(604) 662-3902
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
[   ] Yes        [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[   ] Yes        [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
[   ] Yes        [   ] No

EXPLANATORY NOTE

            This Amendment No. 1 to the Registration Statement on Form 40-F of Klondex Mines Ltd. (the “Registrant”) is being filed to include certain additional exhibits. No other amendment to the Registrant’s Registration Statement on Form 40-F is being effected hereby.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KLONDEX MINES LTD.

By:	/s/ Barry Dahl
Name: Barry Dahl
Title: Chief Financial Officer

Date: September 21, 2015

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

Annual Information

99.1*	Annual Information Form for the year ended December 31, 2014

99.2*	Audited Consolidated Financial Statements as of and for the years ended December 31, 2014 and December 31, 2013, including the report of the auditors with respect thereto

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2014

99.4*	Certifications of Annual Filings dated March 31, 2015

99.5*	Annual Information Form for the year ended December 31, 2013

99.6*	Audited Consolidated Financial Statements as of and for the years ended December 31, 2013 and December 31, 2012, including the report of the auditors with respect thereto

99.7*	Management’s Discussion and Analysis for the year ended December 31, 2013

99.8*	Certifications of Annual Filings dated March 31, 2014

Quarterly Information

99.9*	Condensed Consolidated Interim Financial Statements as of and for the six months ended June 30, 2015

99.10*	Management’s Discussion and Analysis for the six months ended June 30, 2015

99.11*	Certifications of Interim Filings dated August 12, 2015

99.12*	Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2015

99.13*	Management’s Discussion and Analysis for the three months ended March 31, 2015

99.14*	Certifications of Interim Filings dated May 12, 2015

99.15*	Condensed Consolidated Interim Financial Statements as of and for the nine months ended September 30, 2014

99.16*	Management’s Discussion and Analysis for the nine months ended September 30, 2014

99.17*	Certifications of Interim Filings dated November 12, 2014

99.18*	Condensed Consolidated Interim Financial Statements as of and for the six months ended June 30, 2014

99.19*	Management’s Discussion and Analysis for the six months ended June 30, 2014

99.20*	Certifications of Interim Filings dated August 12, 2014

99.21*	Amended Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2014

99.22*	Certifications of Refiled Interim Filings dated May 13, 2014

99.23*	Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2014

99.24*	Management’s Discussion and Analysis for the three months ended March 31, 2014

99.25*	Certifications of Interim Filings dated May 13, 2014

Shareholder Meeting Materials

Exhibit	Description

99.26*	Report of Voting Results for the June 17, 2015 Annual Meeting of Shareholders

99.27*	2014 Annual Report for use in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.28*	Form of Proxy for use in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.29*	Management Information Circular of the Registrant dated May 14, 2015 in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.30*	Notice of Annual General Meeting of Shareholders dated May 14, 2015 in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.31*	Notice of Annual General and Special Meeting of Shareholders and Record Date dated April 16, 2015 in connection with the June 17, 2015 Annual General and Special Meeting of the Shareholders

99.32*	Report of Voting Results for the June 17, 2014 Annual General Meeting of Shareholders

99.33*	Management Information Circular of the Registrant dated May 9, 2014 in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.34*	Form of Proxy for use in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.35*	Notice of Annual General Meeting of Shareholders dated May 9, 2014 in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.36*	Notice of Annual General Meeting of Shareholders and Record Date dated April 9, 2014 in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.37*	Notice of Special Meeting of Shareholders and Record Date dated January 27, 2014 in connection with the January 29, 2014 Special Meeting of Shareholders

Material Change Reports and News Releases

99.38*	News Release dated September 16, 2015

99.39*	News Release dated September 10, 2015

99.40*	Material Change Report dated August 31, 2015

99.41*	News Release dated August 20, 2015

99.42*	News Release dated August 12, 2015

99.43*	News Release dated August 6, 2015

99.44*	News Release dated August 5, 2015

99.45*	News Release dated August 4, 2015

99.46*	News Release dated July 22, 2015

99.47*	News Release dated July 14, 2015

99.48*	News Release dated June 18, 2015

99.49*	News Release dated June 17, 2015

99.50*	News Release dated May 21, 2015

99.51*	News Release dated May 12, 2015

99.52*	News Release dated May 8, 2015

99.53*	News Release dated April 14, 2015

99.54*	News Release dated April 7, 2015

Exhibit	Description

99.55*	News Release dated March 31, 2015

99.56*	News Release dated March 25, 2015

99.57*	News Release dated March 17, 2015

99.58*	Material Change Report dated March 5, 2015

99.59*	News Release dated February 25, 2015

99.60*	News Release dated February 23, 2015

99.61*	News Release dated January 29, 2015

99.62*	News Release dated January 19, 2015

99.63*	News Release dated December 16, 2014

99.64*	News Release dated December 3, 2014

99.65*	News Release dated November 25, 2014

99.66*	News Release dated November 14, 2014

99.67*	News Release dated November 12, 2014

99.68*	News Release dated October 28, 2014

99.69*	News Release dated October 23, 2014

99.70*	News Release dated October 20, 2014

99.71*	Material Change Report dated October 10, 2014

99.72*	News Release dated October 8, 2014

99.73*	News Release dated September 30, 2014

99.74*	News Release dated September 18, 2014

99.75*	News Release dated September 15, 2014

99.76*	News Release dated September 10, 2014

99.77*	News Release dated September 10, 2014

99.78*	News Release dated September 9, 2014

99.79*	News Release dated September 5, 2014

99.80*	News Release dated September 4, 2014

99.81*	News Release dated August 12, 2014

99.82*	News Release dated August 7, 2014

99.83*	News Release dated August 5, 2014

99.84*	News Release dated July 30, 2014

99.85*	News Release dated July 30, 2014

99.86*	News Release dated July 29, 2014

99.87*	News Release dated July 25, 2014

99.88*	News Release dated July 16, 2014

99.89*	Material Change Report dated July 16, 2014

99.90*	News Release dated July 10, 2014

99.91*	News Release dated July 10, 2014

Exhibit	Description

99.92*	News Release dated June 18, 2014

99.93*	News Release dated June 13, 2014

99.94*	News Release dated June 9, 2014

99.95*	News Release dated May 29, 2014

99.96*	News Release dated May 21, 2014

99.97*	News Release dated May 16, 2014

99.98*	News Release dated May 13, 2014

99.99*	News Release dated May 13, 2014

99.100*	News Release dated May 5, 2014

99.101*	News Release dated April 29, 2014

99.102*	News Release dated April 23, 2014

99.103*	News Release dated March 31, 2014

99.104*	News Release dated March 18, 2014

99.105*	News Release dated February 28, 2014

99.106*	Material Change Report dated February 21, 2014

99.107*	News Release dated February 13, 2014

99.108*	News Release dated February 11, 2014

99.109*	News Release dated February 11, 2014

99.110*	News Release dated January 21, 2014

99.111*	News Release dated January 20, 2014

99.112*	Material Change Report dated January 14, 2014

99.113*	News Release dated January 14, 2014

99.114*	News Release dated January 9, 2014

Other

99.115*	Amended and Restated Technical Report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated April 2, 2015, effective August 31, 2014

99.116*	Technical Report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated March 31, 2015, effective August 31, 2014

99.117*	Technical Report titled “Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada” dated March 16, 2015, effective December 31, 2014

99.118	Alternative Monthly Report dated February 10, 2015

99.119	Alternative Monthly Report dated December 10, 2014

99.120	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada,” dated November 14, 2014, effective August 31, 2014

99.121	Alternative Monthly Report dated August 8, 2014

99.122	Technical Report titled “Preliminary Economic Assessment of the Fire Creek Project, Lander County, Nevada, Amended,” dated July 24, 2014, effective January 31, 2014

99.123	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada, Amended,” dated July 24, 2014, effective January 31, 2014

99.124	Technical Report titled “Preliminary Economic Assessment of the Fire Creek Project, Lander County, Nevada,” dated June 13, 2014, effective January 31, 2014

Exhibit	Description

99.125	Business Acquisition Report dated May 12, 2014

99.126	Alternative Monthly Report dated April 10, 2014

99.127	Senior Secured Facility Agreement between the Registrant and certain lenders dated February 11, 2014 (filed on SEDAR on April 4, 2014)

99.128	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada,” dated March 31, 2014, effective January 31, 2014

99.129	Gold Purchase Agreement between the Registrant and Franco-Nevada GLW Holdings Corp., dated February 11, 2014 (filed on SEDAR on February 21, 2014)

99.130	Alternative Monthly Report dated February 10, 2014

99.131	Letter from Successor Auditor, PricewaterhouseCoopers LLP, dated January 24, 2014 (filed on SEDAR on February 4, 2014)

99.132	Letter from Former Auditor, Crowe MacKay LLP, dated January 24, 2014 (filed on SEDAR on February 4, 2014)

99.133	Notice of Change of Auditor dated January 9, 2014 (filed on SEDAR on February 4, 2014)

Consents

99.134	Consent of PricewaterhouseCoopers LLP

99.135	Consent of Crowe MacKay LLP

99.136*	Consent of Sarah Bull

99.137*	Consent of Adam Knight

99.138*	Consent of Mark Odell

99.139*	Consent of Practical Mining LLC

99.140*	Consent of Karl Swanson

99.141*	Consent of Laura Symmes

99.142*	Consent of Michele White

*Previously filed